

September 17, 2010

Ronald E. Kuykendall
General Counsel and Secretary
Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, MD 20832

>   **Re: Sandy Spring Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 12, 2010**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2010**
>   **Filed August 9, 2010**
>   **Forms 8-K Filed February 25, 2010 and March 18, 2010**
>   **File No. 000-19065**

Dear Mr. Kuykendall:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Equity Compensation Plans, page 21

1.   In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5. See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Ronald E. Kuykendall
Sandy Spring Bancorp, Inc.
September 17, 2010
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk, page 39

2.   We note that the increase in non-performing loans during 2009 was primarily due to 24 residential real estate development loans totaling $70.5 million which became non-performing during 2009. However, Table 14-Analysis of Credit Risk, would appear to indicate that these increases were attributable to your Commercial Loans and Leases loan classification, which would not appear to include residential real estate development loans based on the detailed loan classification information contained in Tables 6 and 12 in prior portions of Management's Discussion and Analysis. Please provide a comprehensive response addressing the type of loans and their respective classification(s) initially assigned upon origination and changes to classification at a later date (such as converting any financing from temporary to permanent, etc.), if any. Please also provide us detailed information on the recent performance status of these loans as of December 31, 2009 and June 30, 2010, respectively. This should include the respective carrying values at origination and the dates referred to above as well as a brief discussion of the accounting for these loans as they migrated into a nonperforming status, including whether any of these loans are currently considered restructured or any other noteworthy developments subsequent to June 30, 2010. You may choose to provide one individual response if any of the 24 loans relate to a group of credits due to the nature of the borrower or project should it be appropriate to do so. Please also revise future filings to fully ensure that your disclosures are thorough and accurate in this area, containing sufficient transparency and granularity to allow a reader to have a complete understanding of your non-performing loans, including changes and trends from period to period.

3.   As a related matter, please tell us and address the following in your future filings:

•   Tell us if you have noticed an increase in construction (including residential real estate) or commercial loans that have been extended at maturity, which you have not considered impaired due to the existence of guarantees. If so, tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•   Disclose in detail how the company evaluates the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is and how often the review is performed;

•   Address how the Company evaluates the guarantor's reputation and how this translates into its determination of the ultimate provision or charge-off recorded;

- Address how the guarantor's reputation impacts the Company's ability to seek performance under the guarantee;

- Address how many times the Company has sought performance under the guarantee discussing the extent of the successes; and

- Address how the Company evaluates the guarantor's willingness to work with the Company and how this translates into its determination of the ultimate provision or charge-off recorded.

Further, when the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how the Company evaluates and determines the realizable value of the borrower guarantee. Address the Company's willingness to enforce the guarantee.

Item 8. Financial Statements and Supplementary Data

Note 6 – Allowance for Loan and Lease Losses, page 65

4.   We note your disclosures on page 57 regarding your use of third party appraisals to assist in measuring impairment on loans. We also note your specific reserve of $6.6 million on $99 million of impaired loans as of December 31, 2009. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

- The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- If you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans;

- The amount of charge-offs recorded on your impaired loans which are therefore not included in your specific valuation allowance at period end; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

5.   Please revise your future filings to quantify, by each loan type, impaired loan balances differentiating between impaired loans with and without valuation reserves. Please provide us with this disclosure as of both December 31, 2009 and June 30, 2010.

Item 9A(T). Controls and Procedures, page 94

6.   Tell us whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will include this information in future filings and that you will address any change rather than any "significant" change.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

7.   We note the reviews undertaken by your Compensation Committee with respect to your compensation plans. It appears that you have concluded that no disclosure is required in response to Item 402(s) of Regulation S-K. Please confirm your conclusion and tell us if the conclusion was based on the Compensation Committee's reviews as described in the proxy statement. If additional processes were undertaken in support of your conclusion, please describe them.

8.   Please tell us what the performance targets were that you established with respect to incentive awards for your named executive officers for the 2009 fiscal year and tell us how you concluded that they were not required to be disclosed in the proxy statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Transactions and Relationships with Management, page 13

9.   We note your disclosure that the banking transactions with directors and executive officers were made in the ordinary course of business on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

10.   It appears that you may not have provided all of the disclosures required by Item 404(a) of Regulation S-K with respect to your relationship with Mr. Schumann's law firm. Please explain.

Item 15. Exhibits, Financial Statement Schedules

11.   Tell us why the Leadership Incentive Plan has not been filed as an exhibit to the Form 10-K. Also address this matter with respect to Forms 10-K for prior fiscal years.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Condensed Consolidated Unaudited Financial Statements

Note 3 – Loans and Leases, page 11

12.   Please revise your interim future filings beginning with your September 30, 2010 Form 10-Q to include the disclosures required by ASC 310-10-50-15(a). Please also provide us with these disclosures as of June 30, 2010.

Form 8-K filed February 25, 2010

13.   We note your disclosure that Mr. Starliper's committee appointments were to be determined following your annual meeting of shareholders. We also note that your annual meeting was held on May 5, 2010. Please tell us why you have not amended your Form 8-K to disclose the committees of the board of directors to which Mr. Starliper has been named. See Instruction 2 to Item 5.02 of Form 8-K.

Form 8-K filed March 18, 2010

14.   It appears that you have omitted Exhibit A to the underwriting agreement filed as Exhibit 1.1 to the Form 8-K. Please amend your Form 8-K to refile the underwriting agreement in its entirety.

Other

15.   It appears that there has been some turnover among your directors and executive officers recently and we are unable to locate Forms 8-K reporting all of the changes. For instance, we are unable to locate a Form 8-K that reports the departure of Mr. Hill. Please provide us with a list of executive officer and director changes during the 2008, 2009 and 2010 fiscal years and cross references to the corresponding Item 5.02 Forms 8-K that you filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-2424 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney